UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

WSI Industries, Inc.
(Exact name of registrant as specified in its charter)

Minnesota	000-00619	41-0691607
State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

213 Chelsea Road Monticello, Minnesota	55362
(Address of principal executive offices)	(Zip Code)

Paul D. Sheely (763) 295-9202
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Form SD of WSI Industries, Inc. (the “Company”) is filed for the reporting period from January 1, 2017 to December 31, 2017 pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”), and in accordance with the Instructions to Form SD, as modified by the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the SEC Division of Corporation Finance on April 7, 2017.

Conflict Minerals Disclosure

About WSI Industries’ Products

The Company performs precision contract machining for customers in the aerospace/ avionics/ defense industries, automotive industry, recreational powersports vehicles (ATV and motorcycle) markets, energy industry and bioscience industry. These components are manufactured in accordance with customer specifications using materials both purchased by the Company as well as being supplied by the customer.

In accordance with Rule 13p-1, the Company reviewed its products and determined that conflict minerals were necessary to the functionality or production certain products the Company manufactured or contracted to manufacture in the reporting period of January 1, 2017 to December 31, 2017 (the “covered products”). The Company relied upon determinations by its customers and suppliers regarding whether the conflict minerals are necessary to the functionality or production of these products. These covered products consist of certain engine components the Company manufactures for customers in its powersports business, which components contain the conflict minerals of tungsten and tin.

Description of Reasonable Country of Origin Inquiry

In accordance with Rule 13p-1, the Company undertook a reasonable country of origin inquiry (“2017 RCOI”) to determine whether the conflict minerals necessary to the functionality or production of the covered products were sourced from the Democratic Republic of Congo or an adjoining country (the “Covered Countries”) or are from recycled or scrap sources.

The 2017 RCOI included the following steps:

●	The Company identified the suppliers that provided the Company with the components, parts or other goods containing conflict minerals included in the covered products, of which there were eight.

●	The Company solicited information from each of these suppliers regarding the country of origin of the conflict minerals within the covered products using the Electronic Industry Citizenship Coalition-Global e-Sustainability Initiative (EICC-GeSI) Conflict Minerals Common Reporting Template (the “Template”).

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●	The Company reviewed the Template responses the Company received from the suppliers for completeness and consistency of answers. Management followed-up with suppliers as needed to clarify responses.

●	The Company’s senior management responsible for non-responsive suppliers personally contacted the suppliers in an attempt to elicit responses.

●	The suppliers’ responses to the Template and the Company’s contacts with the suppliers to develop conflict materials related information were reported to senior management. Senior management also received updates on monitoring, tracking corrective action and risk mitigation efforts.

●	The Company reviewed information generated in the course of the supply relationship to determine if there exist warning signs or other circumstances indicating that conflict minerals originated or may have originated in the Covered Countries.

Results of Reasonable Country of Origin Inquiry

The 2017 RCOI results are as follows:

●	Of the eight suppliers, five suppliers reported through the Template that the components, parts or other goods that they supplied for the covered products do not contain conflict minerals.

●	Three of the suppliers indicated through the Template that the components, parts or other goods that it supplied for the covered products contain some or all of the conflict minerals. All three of the suppliers indicated through the Template that some of the minerals did come from a Conflict Country, but also indicated that the smelters were compliant with the CFS program. However, one supplier also indicated that for gold it was unknown as there was no publicly available, audit verified information confirming that any gold refinery sources came from the covered countries.

●	The Company did not identify any warning signs or other circumstances indicating that, contrary to their responses through the Template, conflict minerals in the covered products originated or may have originated in the Covered Countries.

Website Disclosure

A copy of this Form SD is publicly available on the Company’s website at: http://www.wsiindustries.com/company/investor-relations.

Any reference in this Form SD to the Company’s corporate website, and the contents thereof, is provided for convenience only; such website and the contents thereof are not incorporated by reference into this Form SD nor deemed filed with the Securities and Exchange Commission.

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Item 1.02 Exhibit

Not applicable.

Section 2 – Exhibits

Item 2.01 Exhibits

Not applicable.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

WSI INDUSTRIES, INC.

	/s/ Paul D. Sheely	May 23, 2018
By	Paul D. Sheely, Chief Financial Officer	Date

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